SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Announces the Formal Closing of its Purchase of Vectop's Assets dated February 16, 2005.



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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Announces the Formal Closing of its Purchase of Vectop's Assets

Wednesday February 16, 8:00 am ET

NETANYA, Israel, February 16 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that the formal closing of the transaction between RADA and Vectop Limited, took place, yesterday, February 15, 2005.

Vectop Limited is an Israeli company specializing in the design, development, marketing and sale of electro-optic avionics and debriefing systems.

As published on February 8, the transaction consists of the purchase of all the assets that are used by, or related to Vectop's business, by RADA.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact

    Company Contact:                   Investor Relations Contact:

    Elan Sigal (Chief Financial        Ehud Helft / Kenny Green,
    Officer),                          Tel: +1-866-704-6710,
    Tel: +972-9-892-1129,              ehud@gk-biz.com / kenny@gk-biz.com
    elan_sigal@rada.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                    (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: February 17, 2005